BUFFALO GOLD LTD.
Suite 880, 609 Granville Street, Vancouver, B.C., Canada V7Y 1G5
Phone: 604-685-5492 Fax: 604-685-6940

September 30, 2003	Trading Symbol: TSX Venture - YB.U

NEWS RELEASE

BUFFALO ARRANGES $1.5 MILLION UNIT PRIVATE PLACEMENT WITH OCTAGON CAPITAL

Buffalo Gold Ltd. ("Buffalo") is pleased to announce that it has, subject to regulatory approval, arranged a brokered private placement of units to be priced in the context of the market to generate gross proceeds of US$1,500,000. Each unit will consist of one common share of Buffalo and one share purchase warrant entitling the purchase of an additional common share of Buffalo at the offering price of the units plus $0.05 per share for a period of two years.

Octagon Capital Corporation ("Octagon") has agreed to act as Buffalo's agent in respect of this placement and will receive a commission of 7% of the gross proceeds and a broker's warrant entitling the purchase, at the offering price, of that number of units that equals 10% of the number of units sold pursuant to the placement for a period of two years.

Octagon also has the right to increase the amount of the offering by up to 25% or $375,000 to cover over-allotments.

The proceeds from this placement will be used to fund Buffalo's ongoing due diligence on gold exploration properties in the People's Republic of China owned by Terrawest Minerals Inc. and, potentially, to fund acquisition, exploration and development costs related to such properties.

Buffalo also reports that it has arranged a bridge loan in the amount of C$230,000 to cover costs pending closing of the private placement. The loan will bear interest at the rate of 12% per annum and Buffalo has agreed to issue to the lenders that number bonus shares at a deemed price of US$0.50 per share as are equal in value to 20% of the loan.

On behalf of the Board of Directors of
BUFFALO GOLD LTD.

/s/ John V. Tully

John V. Tully, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN